Exhibit (a)(1)

              Press Release Issued By The Fund On November 14, 2007

PRESS RELEASE                                                     [Pioneer Logo]

November 14, 2007

                    Pioneer Municipal and Equity Income Trust
                      Responds to Third Party Tender Offer

     Boston, Massachusetts - The Board of Trustees of Pioneer Municipal and Equity Income Trust (formerly, Pioneer Tax Advantaged Balanced Trust) (NYSE:
PBF) announced today that it has evaluated the tender offer by Bulldog Investors General Partnership ("BIGP"), announced on October 30, 2007, to purchase common shares of the fund from shareholders.

     The fund implements an investment strategy of investing both in municipal securities, the interest on which is exempt from regular federal personal income tax, and equity securities that pay dividends qualifying for the 15% capital gains rate.

     A majority of the Trustees determined the fund's investment strategy and closed-end fund structure continue to benefit shareholders seeking tax-advantaged income and, therefore, recommend that shareholders reject the tender offer. A minority view was that the Trustees should not make a recommendation to shareholders regarding the offer. In evaluating the tender offer, the Trustees considered the steps taken recently toward reducing the fund's discount to net asset value (NAV), which are discussed below.

     BIGP is offering to purchase up to 1,500,000 common shares of the fund (approximately 5% of outstanding shares) on November 30, 2007 (unless the offer is extended) at a price per share equal to 95% of the fund's net asset value on that day, less certain fees, taxes and other costs. This offer represents a 5% discount from the fund's actual net asset value and could result in a purchase price that is greater or less than the market price of the fund's shares on November 30, 2007. The fund's shares traded at a discount to NAV of 8.08% on November 13, 2007. The discount recently has been as low as 5.57% (as of October 17, 2007). According to the tender offer, if the offer is successful, ownership of the fund's shares by BIGP and its affiliates would increase from approximately 9% to over 14%. The actual tender offer price will depend on the fund's net asset value on the offer's expiration date.

     In evaluating the offer, shareholders are encouraged to consider the following:

     o For shareholders seeking the tax-advantaged income that the fund provides, any economic benefit of the tender offer should be weighed against the economic benefits of remaining invested in the fund.

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          The current value of BIGP's offer is significantly less than the fund's annualized distribution rate of nearly 9.90%, or 13.82% on a tax-equivalent basis, based on the fund's market price at November 13, 2007. The Trustees recognize that certain investors may seek to take advantage of the offer as part of an arbitrage or other investment strategy.

     o BIGP states that the purpose of the offer is for BIGP to gain influence over the management of the fund with the objective of enhancing the value of the fund's common shares. Although BIGP has not specified any particular plan it would pursue, several changes it may pursue would alter substantially the fund's current investment and/or operational structure. For example, conversion to an open-end structure (as a means to allow investors to receive net asset value for their shares) would eliminate the significant benefits of the closed-end structure in implementing the fund's investment strategies. In particular, the restrictions on leverage applicable to open-end funds would hinder substantially the fund's ability to provide enhanced tax-advantaged income and return pursuant to its investment strategies. Conversion to an open-end structure also would mean that the fund would need to maintain part of its assets in cash. This would limit the fund's ability to be fully invested in income-producing securities, which may reduce the fund's yield. To the extent that a substantial number of investors sell their shares in connection with conversion to an open-end structure, the expense ratio of the resulting smaller fund is likely to increase.

     o The $50 processing fee charged to each shareholder who tenders, along with any applicable brokerage commission, will be deducted from the proceeds of shareholders who tender their shares, and will reduce the return realized by those shareholders, significantly in the case of shareholders who tender smaller share amounts.

     o BIGP's tender offer is subject to a number of conditions. There is no assurance that BIGP will be able to complete the transactions it proposes.

     o The sale of shares by a shareholder pursuant to the tender offer is a taxable event. Shareholders evaluating the tender offer should consider consulting a tax professional.

     o The Board has taken a number of actions over the past few months that have reduced the fund's discount to NAV, including:

          o    Increasing the monthly distribution rate by 72.9% since June 2007
          o Instituting a level distribution policy, whereby the fund pays an increased, fixed monthly distribution consisting of net investment income and a return of capital
          o Applying for exemptive relief from the Securities and Exchange Commission (SEC) to allow the fund to distribute long-term capital gains on a monthly basis instead of on an annual basis
          o Approving a share repurchase program, which is intended to increase the fund's net asset value and increase liquidity in the fund's shares
          o Changing the name of the fund to more clearly reflect its unique investment strategy and tax benefits

          Since some of these actions were taken by the Board fairly recently, the fund's discount to NAV may be reduced further as the market responds to the enhancements.

     Shareholders should understand that a return of capital is not a distribution of income or capital gains from the fund. There can be no assurance as to whether or when the SEC would grant the exemptive order, or as to the conditions to which any would be subject.

     The fund's tax-equivalent distribution rate is based on the blended effective tax rate applicable to the fund's income distributions as of September 30, 2007 assuming the recipient is taxed at the maximum 35% federal personal income tax rate. A portion of the fund's distributions may be subject to the alternative minimum tax, which would reduce the tax-oriented benefits of the fund to an investor who is subject to that tax.

     In connection with the tender offer, the fund will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission. Investors and security holders are strongly advised to read the Solicitation/Recommendation Statement because it contains important information about the tender offer. The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of the fund, nor is it a solicitation of any proxy.

     This fund is a closed-end investment company. Pioneer Investment Management, Inc. is the fund's investment adviser.

Shareholder Inquiries:                   Please contact your broker or financial
                                    advisor, or visit www.pioneerinvestments.com

Financial Advisor Inquiries:                         800-622-9876

Media Inquiries:                                     Geoff Smith
                                                     Tara Pescatore
                                                     617-422-4727

Closed-end funds, unlike open-end funds, are not continuously offered. There is a one-time public offering and once issued, shares of closed-end funds are generally purchased and sold in the open market on a stock exchange and frequently trade at prices lower than their net asset value. Net asset value
(NAV) is total assets less total liabilities divided by the number of common shares outstanding.

  (C)2007 Pioneer Investment Management, Inc. 60 State Street Boston, MA 02109 Member of the UniCredito Italiano Banking Group, Register of Banking Groups

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